353 N. CLARK STREET CHICAGO, IL 60654-3456
Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456

March 14, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Albertsons Companies, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed January 24, 2023
File No. 001-39350

Ladies and Gentlemen:

On behalf of Albertsons Companies, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Company’s Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed on January 24, 2023 (“Amendment No. 1”), together with Exhibits, marked to indicate changes.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated February 13, 2023 (the “Comment Letter”) to Amendment No. 1. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed January 24, 2023

Questions and Answers About the Merger
Q: What is the status of the regulatory review of the Merger?, page 3

1.	We note your amended disclosure in response to comment 1. Please name the several states that are also reviewing the merger and the current status of such reviews.

Response to Comment 1

Please see the amended disclosure on page 3 that now includes the several states that are also reviewing the merger and the current status of such reviews.

The Merger
Background to the Merger, page 20

2.
We note your response to comment 9. Please revise to include your response to comment 9 in your disclosure. Additionally, please summarize the questions raised by Party A and Mr. Sankaran’s responses to such questions.

Response to Comment 2

Please see the amended disclosure on page 23 that now includes a summary of the questions raised by Party A and Mr. Sankaran’s responses and includes our response to comment 9.

CHICAGO LONDON LOS ANGELES NEW YORK SAN FRANCISCO WASHINGTON, DC	WWW.JENNER.COM

Albertsons Companies, Inc.

3.
We note your amended disclosure in response to comment 10. Please revise to summarize the content of the material discussions and negotiations that occurred at the meetings that took place between May 5 and June 5, 2022, instead of referring to the subject matter topics that were discussed.

Response to Comment 3

Please see the amended disclosure on pages 24-25 that now includes a summary of the content of the material discussions and negotiations that occurred between May 5 and June 5, 2022.

4.
We note your amended disclosure in response to comment 11. Please revise to summarize the publicly available information and the topics of confidential information provided to Kroger. Also, summarize the advice of Kroger’s financial and legal advisors and to the extent applicable, include the information required by Item 1015(b) of Regulation M-A. Additionally, please also describe in further detail the substance of the material discussions and negotiations that occurred for each subsequent meeting, with a focus on the discussions and negotiations surrounding anti-trust concerns and the divestment of stores, including the potential alternatives for the divestment of stores, which stores may be divested, and the structure and timing of SpinCo.

Response to Comment 4

Please see the amended disclosure on pages 26 that now includes a summary of the publicly available information and the topics of confidential information provided to Kroger. Please see the amended disclosure on pages 26-32 that now includes further information about the material discussions and negotiations that occurred for each subsequent meeting surrounding antitrust concerns.

We respectfully note to the Staff that the Company does not believe that the advice of Kroger’s financial and legal advisors is appropriate to include in the Company’s Information Statement as such information is Kroger’s privileged and confidential information and is not relevant to Company stockholders. Additionally, the Company respectfully notes to the Staff that the information required by Item 1015(b) of Regulation M-A is not applicable to Kroger’s legal and financial advisors as the Information Statement is not a joint filing and is being filed only by the Company, not Kroger. Further, Albertsons was not privy to any discussions and communications amongst Kroger and Kroger’s financial and legal advisors. Accordingly, the Company does not believe any additional disclosure in Amendment No. 2 related to Kroger’s legal and financial advisors is necessary or appropriate.

5.
We note your amended disclosure in response to comment 17. Please revise to disclose how you negotiated and ultimately agreed to the high-end number of stores to be allocated to SpinCo and separately, the divestiture cap, and explain any discussions or negotiations in making such determinations.

Response to Comment 5

We respectfully note to the Staff that the negotiations regarding the high-end number of stores to be allocated to SpinCo was determined by the parties to be the number of stores SpinCo might need to acquire to achieve regulatory clearance with applicable antitrust authorities and took into account the stores that might be acquired by other buyers through the divestiture process. The divesture cap was determined by the parties through multiple rounds of negotiation and represents the maximum number of stores that would be divested, whether to other buyers or SpinCo, to achieve regulatory clearance with applicable antitrust authorities. We have amended the disclosure accordingly on pages 26-27 and 29-32.

Projected Financial Information of the Company, page 52

6.	We note your amended disclosure in response to comment 16. Please provide additional detail on the specific factors listed here and include the associated assumptions and estimates made by management.

Response to Comment 6

Please see the amended disclosure on page 54 that now includes additional detail on the specific factors and associated assumptions and estimates made by management.

* * * *

Albertsons Companies, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at amay@jenner.com or (312) 840-8659.

Sincerely,

/s/ Alexander May

Alexander May

cc:	Juliette Pryor Albertsons Companies, Inc. Kevin Collins Jenner & Block LLP